UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Keene Corporation
- --------------------------------------------------------------------
                        (Name of Issuer)

                          Common Stock
- --------------------------------------------------------------------
                   (Title Class of Securities)

                            487315103
- --------------------------------------------------------------------
                         (CUSIP Number)

                       David Klafter, Esq.
                      Gotham Partners, L.P.
                         237 Park Avenue
                    New York, New York  10017
                               and
                       Peter Golden, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                    New York, New York  10004
                         (212) 859-8000
- --------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)
                          June 5, 1996
- --------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.    487315103                    Page  2  of  7  Pages
         ----------------                      ---    ---

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Gotham Partners, L.P.    13-3700768
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) [X]   (B)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

             WC
   5     CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
 NUMBER  7     SOLE VOTING POWER
   OF
 SHARES           567,350
BENEFICI 8     SHARED VOTING POWER
  ALLY
 OWNED             0
BY EACH  9     SOLE DISPOSITIVE POWER
REPORT-
  ING             567,350
 PERSON  10     SHARED DISPOSITIVE POWER
  WITH
                   0
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

             567,350
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.4%
   14    TYPE OF REPORTING PERSON*

             PN

                          SCHEDULE 13D

CUSIP No.    487315103                    Page  3  of  7  Pages
         ----------------                      ---    ---

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Gotham Partners II, L.P. 13-3863925
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) [X]   (B)[ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

             WC
   5     CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
 NUMBER  7     SOLE VOTING POWER
   OF
 SHARES           24,450
BENEFICI 8     SHARED VOTING POWER
  ALLY
 OWNED             0
BY EACH  9     SOLE DISPOSITIVE POWER
REPORT-
  ING             24,450
 PERSON  10     SHARED DISPOSITIVE POWER
  WITH
                   0
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

             24,450
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             .2%
   14    TYPE OF REPORTING PERSON*

             PN

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (the "Statement") relates to the shares of common stock (the "Shares") of Keene Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 757 Third Avenue, New York, New York 10017.


ITEM 2. IDENTITY AND BACKGROUND

     This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II"). Each of Gotham and Gotham II was formed to engage in the business of buying and selling securities.

     Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham
II. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William
A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Messrs. Ackman and Berkowitz are citizens of the United States of America, and their principal occupation is managing Gotham. The business address of each of Gotham, Gotham II, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 237 Park Avenue, 9th Floor, New York, New York 10017.

     During  the  last  five years, none of  Gotham,  Gotham  II,
Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the Shares purchased by Gotham was $188,029 and the aggregate purchase price of the
Shares purchased by Gotham II was $6,518. All of the funds required for these purchases were obtained from the general funds of Gotham and Gotham II, respectively.


ITEM 4. PURPOSE OF TRANSACTION

     Each of Gotham and Gotham II has acquired the Shares covered by this Statement for investment purposes, and intends to evaluate the performance of such securities as an investment in the ordinary course of its business. Gotham and Gotham II may seek to acquire additional Shares or to dispose of some or all of the Shares which they beneficially own. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such securities, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Gotham owns 567,350 Shares as of the date of this Statement, representing an aggregate of approximately 5.4% of the outstanding Shares (based upon 10,441,960 Shares reported by the Company to be outstanding in the Keene Corp. Second Amended Disclosure filed March 11, 1996). Gotham II owns 24,450 Shares as of the date of this Statement, representing an aggregate of approximately .2% of the outstanding Shares. None of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Shares (other than the Shares beneficially owned by Gotham and Gotham II).

     (b) Each of Gotham and Gotham II has sole power to vote and to dispose of all of the Shares beneficially owned by it.

     (c) Since April 1, 1996, Gotham and Gotham II have purchased the following Shares at the following prices, in each case in open-market transactions on the NASDAQ:

     Gotham
     ------
            Date          Number of Shares     Price per Share
            ----          ----------------     ---------------
                 4/30/96       10,000        $.33
                  5/1/96       15,000        .35
                  5/2/96       10,000        .385
                  5/9/96       57,000        .43
                 5/13/96       21,500        .45
                 5/14/96       88,200        .423
                 5/23/96       19,600        .43
                 5/24/96       16,650        .45
                  6/5/96        9,800        .42
                 6/14/96       58,800        .43

     Gotham II
     ---------
            Date          Number of Shares     Price per Share
            ----          ----------------     ---------------
                  4/8/96       20,000        $.23
                 5/13/96          500        .45
                 5/14/96        1,800        .423
                 5/23/96          400        .43
                 5/24/96          350        .45
                  6/5/96          200        .43
                 6/14/96        1,200        .43


     Except as described above, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Partnership during the past sixty days.

     (d) and (e).  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

     None of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any  of  the securities, finder's fees, joint ventures,  loan  or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 14, 1996

               GOTHAM PARTNERS, L.P.

               By: Section H Partners, L.P.
                   its general partner


                  By: Karenina CORP.,
                      a general partner

                       By:  /s/ William A. Ackman
                            ---------------------------------
                                William A. Ackman
                                President



               GOTHAM PARTNERS II, L.P.

               By: Section H Partners, L.P.
                   its general partner


                  By: Karenina CORP.,
                      a general partner

                       By:  /s/ William A. Ackman
                            ---------------------------------
                                William A. Ackman
                                President